Exhibit 21.1

SUBSIDIARIES OF

NEW CORPORATION

Entity	Jurisdiction

Navient LLC	Delaware
Sallie Mae, Inc.	Delaware
SLM Investment Corporation	Delaware
Southwest Student Services Corporation	Delaware
HICA Holding, Inc.	South Dakota
SLM Education Credit Finance Corporation	Delaware
SLM Education Credit Funding LLC	Delaware
SLM National Funding LLC	Delaware